CANNASYS, INC.

1350 17th Street, Suite 150

Denver, CO 80202

May 31, 2017

VIA EDGAR

Jan Woo, Legal Branch Chief

Office of Information Technology and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street NE

Washington, DC  20549

Re: CannaSys, Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed May 18, 2017

File No. 333-209333

Dear Ms. Woo:

This letter is submitted in response to your letter dated May 25, 2017, respecting your review of the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed May 18, 2017, by CannaSys, Inc. Set forth below is your comment, followed by our response.

General

1. We note that the Form S-1 registration statement that went effective on December 22, 2016 registers 57,009,702 shares but the post-effective amendment is seeking to register an additional 98,771,000 shares. Please provide us with your analysis as to how you may register these securities by means of a post-effective amendment. Please refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure Interpretation 210.01.

Response: We have filed this date our Post-Effective Amendment No. 2 to Registration Statement on Form S-1 to: (i) remove the share increase; (ii) revise the disclosure to relate to the 57,009,702 shares originally registered; and (iii) include the condensed financial statements and other information contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed May 22, 2017.

We would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

CANNASYS, INC.

/s/ Michael A. Tew

Michael A. Tew

Chief Executive Officer